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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AVENTIS
(Name of Subject Company)

AVENTIS
(Name of Person Filing Statement)

Ordinary Shares, nominal value 3.82 Euros per Ordinary Share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

053561106
(CUSIP Number of Class of Securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE (011) (33)
3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Aventis on April 16, 2004 and amended on April 19 and April 20, 2004. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments Nos. 1 and 2 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Item 3(b) is hereby amended and supplemented by adding the following hereto:

        The information set forth in Exhibit (a)(2)(xxiii) is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.

        Item 7 is hereby amended and supplemented by adding the following hereto:

        The information set forth in Exhibit (a)(2)(xxiv) is incorporated herein by reference.

        On April 22, 2004, Novartis accepted the offer of Aventis' Supervisory Board to negotiate conditions for a potential business combination. Such negotiations are underway. There is no assurance that an agreement will be reached.

Item 8. Additional Information to Be Furnished.

        Item 8(b) is hereby amended and supplemented by adding the following hereto:

        On April 20, 2004, Aventis filed its Form with the Antitrust Division and the FTC in response to Sanofi's filing of the Form with the Antitrust Division and the FTC on April 5, 2004.

Item 9. Exhibits.

        Item 9 is hereby amended and supplemented by adding the following hereto:

(a)(2)(xxiv)	Press Release, dated April 21, 2004, announcing Aventis' clarification to the AMF regarding its proposed draft resolution to issue warrants.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2004	AVENTIS
	By:	/s/ IGOR LANDAU Name: Igor Landau Title: Chairman of the Management Board

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SIGNATURE